                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For July 26, 2000




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                            ----------------             ----------------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                      --------------       ------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                                Page 1 of 7 Pages
                         Exhibit Index Appears on Page 4

                               MADGE NETWORKS N.V.


ITEM 1.  PRESS RELEASES

On July 26, 2000, Madge Networks N.V. ("the Company") announced that it had entered into agreements with Volendam Investeringen N.V., a private investment company sponsored by the Company's Chairman and CEO, Robert Madge, that provide for $60 million of new funding over the next few months. Attached as Exhibit 1 to this Form 6-K is a copy of the press release announcing such funding.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Madge Networks N.V.


                                                     By: /s/ Robert H. Madge
                                                         ----------------------
                                                         Robert H. Madge
                                                         Managing Director


Date:  July 26, 2000

                                  EXHIBIT INDEX

                                                                          Page
                                                                          ----

Exhibit 1         Press Release, dated July 26, 2000.                      5